SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Krause's Furniture, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

500760202
(CUSIP Number)

Georgette Miller
900 Third Avenue
New York, NY 10022
(212)418-6500
_______________________

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 24, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), Rule l3d-l (f) or Rule 13d-l(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 36 Pages

SCHEDULE 13D

CUSIP No.: 500760202	Page 2 of 36

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Worms & Cie

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	None 2,206,994, including 542,814 Shares issuable upon exercise of warrants 2,206,994, including 542,814 Shares issuable upon exercise of warrants None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14	TYPE OF REPORTING PERSON* CO, HC

SCHEDULE 13D

CUSIP No.: 500760202	Page 3 of 36

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Permal Group SA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 2,206,994, including 542,814 Shares issuable upon exercise of warrants 0 2,206,994, including 542,814 Shares issuable upon exercise of warrants

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14	TYPE OF REPORTING PERSON* CO, HC

SCHEDULE 13D

CUSIP No.: 500760202	Page 4 of 36

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Worms & Co., Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	19,640 Shares 2,187,354, including 542,814 Shares issuable upon exercise of warrants 19,640 Shares 2,187,354, including 542,814 Shares issuable upon exercise of warrants

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,640 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%

14	TYPE OF REPORTING PERSON* CO, HC

SCHEDULE 13D

CUSIP No.: 500760202	Page 5 of 36

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Permal Special Opportunities Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 0 0 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14	TYPE OF REPORTING PERSON* IV

SCHEDULE 13D

CUSIP No.: 500760202	Page 6 of 36

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Permal Capital Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	521,479 Shares, including 12,045 Shares issuable upon exercise of warrans 767,529 Shares 521,479 Shares, including 12,045 Shares issuable upon exercise of warrants 767,529

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 521,479 Shares, including 12,045 Shares issuable upon exercise of warrants

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%

14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No.: 500760202	Page 7 of 36

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Permal Services, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	1,750 Shares 765,779 Shares 1,750 Shares 765,779 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1750 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.01%

14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No.: 500760202	Page 8 of 36

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Permal Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	765,779 Shares 0 765,779 Shares 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 765,779 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%

14	TYPE OF REPORTING PERSON* IV, PN

SCHEDULE 13D

CUSIP No.: 500760202	Page 9 of 36

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hopewell Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 0 0 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No.: 500760202	Page 10 of 36

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Japan Omnibus Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER

530,769 Shares issuable upon exercise of warrants and 3,087 Shares of Series A Convertible Preferred, immediately convertible into 140,304 Common Shares

0

530,769 Shares issuable upon exercise of warrants and 3,087 Shares of Series A Convertible Preferred, immediately convertible into 140,304 Common Shares

0

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

530,769 Shares issuable upon exercise of warrants Shares of Series A Convertible Preferred, immediately convertible into 140,304 Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%

14	TYPE OF REPORTING PERSON* IV

SCHEDULE 13D

CUSIP No.: 500760202	Page 11 of 36

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Pilot Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	5,000 Shares Series A Convertible Preferred immediately convertible into 227,273 Common Shares 0 5,000 Shares Series A Convertible Preferred immediately convertible into 227,273 Common Shares 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000 Shares Series A Convertible Preferred immediately convertible into 227,273 Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1%

14	TYPE OF REPORTING PERSON* IC, PN

SCHEDULE 13D

CUSIP No.: 500760202	Page 12 of 36

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shed Investments L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 5,000 Shares Series A Convertible Preferred immediately convertible into 227,273 Shares Common 0 5,000 Shares Series A Convertible Preferred immediately convertible into 227,273 Shares Common

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0

14	TYPE OF REPORTING PERSON* IV

SCHEDULE 13D

CUSIP No.: 500760202	Page 13 of 36

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jean R. Perrette

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* BK, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 0 0 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 500760202	Page 14 of 36

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Isaac R. Souede

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* BK, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	556,194 Shares 2,224,474 Shares, including 542,814 Shares issuable upon exerrcise of warrants 556,194 Shares 2,224,474 Shares, including 542,814 Shares issuable upon exerrcise of warrants

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,194 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 500760202	Page 15 of 36

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas M. DeLitto

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER

103,995 Shares, including 9998 Shares issuable upon exercise of options and 18,959 Shares of Deferred Stock

1,516,281 Shares, including 12,045 Shares issuable upon exercise of options and 18,959 Shares of Deferred Stock

103,995 Shares, including 9998 Shares issuable upon exercise of options and 18,959 Shares of Deferred Stock

1,516,281 Shares, including 12,045 Shares issuable upon exercise of options and 18,959 Shares of Deferred Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,995 Shares, including 9998 Shares issuable upon exercise of options and 18,959 Shares of Deferred Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .5%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 500760202	Page 16 of 36

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James R. Hodge

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 671,043, including 530,769 Shares issuable upon exercise of warrants 0 671,043, including 530,769 Shares issuable upon exercise of warrants

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14	TYPE OF REPORTING PERSON* IA, IN

SCHEDULE 13D

CUSIP No.: 500760202	Page 17 of 36

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON C. Redington Barrett, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	6,026 Shares 1,289,008 Shares, including 12,045 Shares issuable upon exercise of warrants 6,026 Shares 1,289,008 Shares, including 12,045 Shares issuable upon exercise of warrants

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,026 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 0.1%

14	TYPE OF REPORTING PERSON* IA, IN

          This Amendment No. 13 amends the Schedule 13D dated December 31, 1990, as previously amended (the "Schedule 13D"), filed in respect of the common stock, par value $.001 per share (the "Shares"), of Krause's Furniture, Inc., a Delaware corporation formerly known as Worth Corporation (the "Company"), by the signatories hereto (the "Reporting Persons").

          The number of Shares which may be acquired upon exercise of options and warrants described herein has been adjusted to reflect any anti-dilution adjustments made on or prior to August 24, 2000.

Item 1.  Security and Issuer.

          This statement relates to the Common Stock, par value $.001 per share (the "Shares"), of Krause's Furniture, Inc., a Delaware corporation (the "Company"). The executive office of the Company is located at 200 North Berry Street, Brea, CA, 92621.

Item 2.  Identity and Background.

          (a)-(c) and (f) This Statement is being filed by (1) Worms & Cie, a publicly-traded French company ("W&C"), (ii) Permal Group S.A., a French corporation ("PGSA"), (iii) Worms & Co., Inc., a New York corporation ("Worms"), (iv) Permal Special Opportunities Ltd., a company organized Linder the laws of the British Virgin Islands ("PSO"),(v) Permal Capital Management, Inc., a Delaware corporation ("PCM"), (vi) Permal Services, Inc., a Delaware corporation ("PSI"), (vii) Permal Capital Partners, L.P., a Delaware limited Partnership ("PCP"), (viii) Hopewell Holdings, Inc., a New York corporation ("Hopewell"), (ix) Japan Omnibus Ltd., a British Virgin Islands corporation ("JOL"), (x) Pilot Holdings L.P., a Cayman Islands Exempted Limited Partnership ("Pilot"), (xi) Shed Investments L.L.C., a Delaware Limited Liability Company ("Shed"), (xii) Jean R. Perrette ("Perrette"), (xiii) Isaac R. Souede ("Souede"), (xiv) Thomas M. DeLitto ("DeLitto"), (xv) James R. Hodge ("Hodge") and (xvi) C. Redington Barrett, III ("Barrett"). W&C, PGSA, Worms, PCM, PSI, PCP, JOL, Pilot, Shed, Souede, DeLitto, Hodge and Barrett are hereinafter referred to collectively as the "Reporting Persons."

          This Schedule is being filed because the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), by reason of the affiliations and relationships among the Reporting Persons as described herein. However, the filing of this Schedule shall not be deemed an admission by any Reporting Person that such Reporting Person is part of a group or is required to file this Schedule and, except as may otherwise be specifically stated herein, each Reporting Person disclaims beneficial ownership of the Shares beneficially owned by all of the other Reporting Persons. The information provided herein with respect to each Reporting Person has been provided solely by that Reporting Person and no Reporting Person is responsible for the accuracy and completeness of the information included herein with respect to any other Reporting Person.

                (i)  W&C.  W&C's principal business is investing. W&C is a publicly-traded company organized under the laws of France, with its principal business and principal office located at 25, avenue Franklin D. Roosevelt, 75008 Paris, France. The managing directors of W&C are Dominique AubLirtin and Ferrucclo Luppi (the “W&C Managing Directors”). Schedule I hereto sets forth (A) the name, (13) the business address, (C) the present principal employment and the name and address of any corporation or other organization in which such employment is conducted, and (D) the citizenship of each of the W&C Managing Directors. The W&C Managing Directors may be deemed to control W&C and therefore, through PGSA, Worms and its subsidiaries. For descriptions of the relationships among W&C and Worms and its subsidiaries, see paragraphs (iii)-(ix) under this Item 2(a)-(c) and (t).

                (ii)  PGSA.  PGSA's principal business is investing. PGSA's principal business and principal office are located at 25, avenue Franklin D. Roosevelt, 75008 Paris, France. The directors of PGSA are Dominique Auburtin, Ferruccio Luppi, Edmond de La Haye Jousselin, Lawrence C. Salameno and Souede (the “PGSA Directors”). Schedule 11 hereto sets forth (A) the name, (B) the business address, (C) the present principal employment and the name and address of any corporation or other organization in which such employment is conducted, and (D) the citizenship of each of the PGSA Directors other than Souede. The PGSA Directors may be deemed to control PGSA and, therefore, Worms and its subsidiaries.

                (iii)   Worms.  Worms' principal business is holding the stock of PCM and its subsidiaries and investment advisory and management services through Permal Asset Management, a division of Worms (“PAM”). Worms’ principal business and principal office are located at 900 Third Avenue, New York, NY 10022. The executive officers and directors of Worms are Souede, President, CEO and director, DeLitto, Executive Vice President and COO, Hodge, Executive Vice President and CIO, Thomas P. Evans, Executive Vice President, Nicholas Clive Worms, Chairman and director, Edmond de La Haye Jousselin, Vice Chairman and director and Lawrence C. Salameno, Executive Vice President, CMO and director (collectively, the “Worms Executive Officers and Directors”). Schedule III hereto sets forth (A) the name, (B) the business address, (C) the present principal employment and the name and address of any corporation or other organization in which such employment is conducted and (D) the citizenship of each of the Worms Executive Officers and Directors other than Souede, DeLitto and Hodge. For such information with respect to Souede, DeLitto and Hodge, see paragraphs (xiii)-(xv) under this Item 2(a)-(c) and (f). W&C, through PGSA, owns 100% of the outstanding capital stock of Worms, and, therefore, W&C may be deemed to control Worms.

                (iv)  PSO.  Effective September 30, 2000, Hodge ceased to be the portfolio manager of PSO. Therefore, PSO is no longer a Reporting Person

                (v)   PCM.  The principal business of PCM is investing. PCM's principal business and principal office are located at 900 Third Avenue, New York, NY 10022. The executive officers and directors of PCM are DeLitto, CEO and director, Souede, Chairman and director, Barrett, President, COO and director and Paul-Louis Durand-Ruel, director (collectively, the “PCM Executive Officers and Directors”). Schedule IV hereto sets forth (A) the name, (B) the business address, (C) the present principal employment and the name and address of any corporation or other organization in which such employment is conducted and (D) the citizenship of each of the PCM Executive Officers and Directors other than, Souede, DeLitto and Barrett. W&C, through PGSA and Worms, owns 100% of the outstanding capital stock of PCM, and, therefore, W&C may be deemed to control PCM.

                (vi)   PSI.  PSI's principal business is serving as the general partner of, and holding its general partnership interest in, PCP. PSI’s principal business and principal office are located at Devonshire House, Queen Street, P.O. Box 3918, Nassau, Bahamas. The executive officers and directors of PSI are DeLitto, President and director, Barrett, Senior Vice President and COO and Paul-Louis Durand-Rue], director (together, the “PSI Executive Officers and Directors”). Schedule V hereto sets forth (A) the name, (B) the business address, (C) the present principal employment and the name and address of any corporation or other organization in which such employment is conducted and (D) the citizenship of each of the PSI Executive Officers and Directors other than DeLitto and Barrett. W&C, through PGSA, Worms and PCM, owns 100% of the outstanding capital stock of PSI, and, therefore, W&C may be deemed to control PSI.

                (vii)  PCP.  PCP'S principal business is investing. PCP's principal business and principal office are located at Devonshire House, Queen Street, P.O. Box 3918, Nassau, Bahamas. The general partner of PCP is PSI, and, therefore, PSI may be deemed to control PCP.

                (viii)  Hopewell.  Hopewell is a privately held corporation organized by Perrette for the purpose of making investments. Hopewell's principal business and principal office are c/o Worms & Co., Inc., 900 Third Avenue, New York, New York 10022. Perrette's spouse and children own 100% of the outstanding capital stock of Hopewell. Perette may be deemed to control Hopewell. Since Perrette is no longer a Reporting Person, Hopewell is no longer a Reporting Person.

                (ix)  JOL.  JOL's principal business is investing. JOL's principal business and principal office are located at The Tropic of Isle Building, P.O. Box 438, Road Town, Tortola, British Virgin Islands. Hodge makes the investment decisions for JOL and is authorized to invest JOL's funds.

                (x)  Pilot.  Pilot is an investment partnership. Pilot's principal business and principal off-ice are located at 177 Post Road West, Westport, CT 06880. Pilot's General Partner is Shed Investments L.L.C. and, therefore Shed may be deemed to control Pilot.

                (xi)  Shed.  Shed's principal business is serving as the general partner of and holding its general partnership interest in Pilot. Shed's principal business and principal office are located at 177 Post Road West, Westport, CT 06880. DeLitto is the Managing Member of Shed. Other Members are Souede, Thomas P. Evans, Hodge, J. Richard Cordson and Perrette.

                (xii)  Perrette.  Perrette's business address is 1 Regent Street, London SW I W6AR England. Effective August 24, 2000, Perrette ceased to be a director of PCM, PMC and PSI. Therefore, Perrette is no longer a Reporting Person

                (xiii) Souede. Souede's business address is 900 Third Avenue, New York, NY 10022. Souede’s present principal employment is as President and CEO of Worms. Souede also is a director of Worms and holds various positions with Worms’ subsidiaries. Souede is a citizen of the United States.

                (xiv)  DeLitto. DeLitto's business address is 900 Third Avenue, New York, NY 10022. DeLitto's present principal employment is as Executive Vice President and COO of Worms. DeLitto also is CEO and a director of PCM, and is the President and a director of PSI. Mr. DeLitto is Vice Chairman and a director of the Company. DeLitto is a citizen of the United States.

                (xv)  Hodge.  Hodge's business address is 900 Third Avenue, New York, NY 10022. Hodge’s present principal employment is as Executive Vice President and CIO of Worms. Effective September 30, 2000, Hodge ceased to be the portfolio manager of PSO. Hodge is a citizen of the United States.

                (xvi)  Barrett.  Barrett's business address is 118 Allied Drive, Dedham, MA 20206. Barrett’s present principal employment is as President and COO of PCM. Barrett also is a director of PCM and is Senior Vice President and COO of PSI. Barrett is a citizen of the United States.

          The W&C Managing Directors, the PGSA Directors, the Worms Executive Officers and Directors, the PCM Executive Officers and Directors and the PSI Executive Officers and Directors (in each case other than Souede, DeLitto, Hodge and Barrett as the case may be) are hereinafter collectively referred to as the "Other Persons."

          (d)   During the last five years, none of the Reporting Persons, and, to the knowledge of the Reporting Persons, none of the Other Persons, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e)   During the last five years, none of the Reporting Persons, and, to the knowledge of the Reporting Persons, none of the Other Persons, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                (i)  W&C.  W&C and, to the knowledge of W&C, the W&C Managing Directors do not directly own any Shares. W&C and the W&C Managing Directors may be deemed to control, directly or indirectly, PGSA and through PGSA, Worms, PCM, PSI (and therefore PCP), JOL, Shed (and therefore Pilot). Accordingly, W&C and the W&C Managing Directors may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, the securities beneficially owned by PGSA, Worms, PCM, PSI, PCP, JOL, and Pilot including the Shares owned by such other Reporting Persons.

                (ii)  PGSA.  PGSA and, to the knowledge of PGSA, the PGSA Directors other than Souede do not directly own any Shares. PGSA and the PGSA Directors may be deemed to control, directly or indirectly, Worms, and through Worms, PCM, PSI (and, therefore PCP), JOL, Shed (and therefore Pilot). Accordingly, PGSA and the PGSA Directors may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, the securities beneficially owned by PGSA, Worms, PCM, PSI, PCP, JOL, and Pilot, including the Shares owned by such other Reporting Persons.

                (iii)  Worms.  Worms directly owns 19,640 Shares and such Shares are referred to herein as the "Worms Shares."

                (iv)  PCM.  PCM directly owns 521,479 Shares (including warrants to purchase 12,045 shares at $1.32 per share) and such Shares are referred to herein as the TCM Shares."

                (v)  PSI.  PSI is the general partner of PCP and, therefore, may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, securities owned by PCP, including Shares owned by PCP.

          PSI directly owns 1,750 Shares and such Shares are referred to herein as the "PSI Shares."

                (vi)  PCP.  PCP directly owns 765,799 Shares and such Shares are referred to herein as the TCP Shares."

                (vii)  JOL.  JOL directly owns warrants to purchase 300,000 Shares at an exercise price of $1.25, warrants to purchase 230,769 Shares at an exercise price of $0.01 as well as 3,087 Shares of Series A Convertible Preferred Stock which are immediately convertible into 140,304 Shares. Such shares are known as the "JOL Shares."

                (viii)  Pilot.  Pilot owns 5,000 shares of Series A Convertible Preferred Stock which are immediately convertible into 227,273 shares of Common Stock at an initial conversion price of $1.10 per share, and such shares are known as the "Pilot Shares."

                (ix)  Shed.  Shed is the General Partner of Pilot, and therefore, may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, securities owned by Pilot, including the Shares owned by Pilot.

                (x)  Souede.  By reason of the fact that Souede is the President, CEO and a director of Worms, Souede may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, securities beneficially owned by Worms, including Shares beneficially owned by Worms.

          Souede also may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, an aggregate of 17,480 Shares owned by his wife (the "Souede Family Shares").

          The 573,674 Shares now owned by Souede or his family are referred to herein as the "Souede Shares."

                (xi)  DeLitto.  By reason of the positions that DeLitto holds with PCM, PSI and Shed (and therefore Pilot), DeLitto may be deemed to control such Reporting Persons and to share voting and dispositive power with respect to, and therefore to beneficially own, securities beneficially owned by such Reporting Persons, including Shares beneficially owned by such Reporting Persons.

          DeLitto also may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, an aggregate of 15,971 Shares owned jointly by DeLitto and his wife (the "DeLitto Family Shares").

          On January 20, 1997 DeLitto received 6,154 Shares of Deferred Stock at a price of $1.625 per Share. On December 31, 1997 DeLitto received 3,416 Shares of Deferred Stock at a price of $2.93 per Share. On December 31, 1998 DeLitto received 5,917 Shares of Deferred Stock at a price of $1.69 per Share. On December 31, 1999 DeLitto received 3,472 Shares of Deferred Stock at a price of $2.88 per Share. Withdrawal of the Deferred Stock occurs following retirement or termination.

          The 103,995 Shares now owned by DeLitto or his family are referred to herein as the "DeLitto Shares."

                (xii)  Hodge.  Hodge no longer directly owns any shares. Hodge may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, securities beneficially owned by JOL, including Shares owned by JOL.

                (xiii)  Barrett.  By reason of the positions that Barrett holders with PCM and PSI, Barrett may be deemed to control such Reporting Persons and to share voting and dispositive power with respect to, and therefore beneficially own, securities owned by such Reporting Persons, including Shares beneficially owned by such Reporting Persons.

           Barrett also owns 6,026 Shares, and such Shares are referred to herein as the "Barrett Shares."

          Except as described in this Item 3 or as set forth in Schedules I through V attached hereto, to the knowledge of the Reporting Persons, none of the Other Persons owns directly any Shares.

Item 4.  Purpose of Transaction.

          Effective August 24, 2000, Perrette resigned as director of PCM, PMC, PSI and Permal Investment Management Services, Inc., effective August 1, 2000. Therefore, Perrette is no longer a Reporting Person. Hopewell Holdings, which is 100% owned by Perrette's spouse and family, also is no longer a Reporting Person.

           Effective September 30, 2000, Hodge ceased to be the portfolio manager for PSO. Therefore, PSO is no longer a Reporting Person.

           On May 5, 2000, JOL, General Electric Corporation ("GECC") and the Company entered into a letter agreement pursuant to which JOL received 3,087 shares of Series A Convertible Preferred Stock of the Company in lieu of cash interest accruing on all of the notes of the Company issued pursuant to the Supplemental Securities Purchase Agreement by and among the Company, JOL and GECC, dated as of August 14, 1997 and as amended on March 31, 1999, September 14, 1999, December 14, 1999, January 11, 2000 and April 3, 2000.

          The Reporting Persons and the Other Persons may seek to acquire additional Shares through open market or privately negotiated transactions from time to time in their discretion. Any such purchases will depend upon the market prices for the Shares, the number of Shares which may become available for purchase at prices which the Reporting Persons, or the Other Persons, regard as attractive and various other factors which the Reporting Persons, or the Other Persons, may determine to be relevant. Alternatively, certain of the Reporting Persons have, from time to time, disposed of a portion of the Shares by them and the Reporting Persons, or the Other Persons, may in the future determine to dispose of all or a portion of the Shares held by them, depending, among other things, on the then market price for the Shares. Such sales may be in transactions in the open market or in privately negotiated transactions.

          Except as set forth in this Item 4, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the Other Persons, have any present plans or proposals which relate to or would result in any of the actions required to be enumerated under Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

          The total number of Shares beneficially owned by all Reporting Persons is 2,891,289, constituting approximately 12.4% of the total Shares outstanding. The Share ownership figures set forth in this Schedule 13D total more than such number of Shares, because the beneficial ownership of certain of the Shares may be attributed to more than one Reporting Person.

          (a) and (b)

                (i)  W&C. As of the close of business on August 24, 2000, W&C did not directly own any Shares. By reason of its relationship to PGSA and, through PGSA, to Worms, PCM, PSI (and therefore PCP), JOL, Shed (and therefore Pilot), W&C may be deemed to beneficially own the Worms Shares, the PCM Shares , the PSI Shares, the PCP Shares , the JOL Shares and the Pilot Shares. As of the close of business on August 24, 2000, the Worms Shares, the PCNI Shares, the PSI Shares, the PCP Shares, the JOL Shares and the Pilot Shares aggregated 2,206,994 Shares which constituted approximately 9.4% of the 23,303,729 Shares outstanding (the “Outstanding Shares”), as the Company has reported to the Reporting Persons. By reason of their relationship to W&C, the W&C Managing Directors also may be deemed to beneficially own the Worms Shares, the PCNI Shares, the PSI Shares, the PCP Shares, the JOL Shares and the Pilot Shares. W&C and the W&C Managing Directors disclaim beneficial ownership of the Worms Shares, the PCM Shares, the PSI Shares, the PCP Shares, the JOL Shares and the Pilot Shares. Except as indicated in this Item 5 or in Schedule I hereto, neither W&C nor, to the knowledge of W&C, any of the W&C Managing Directors owns beneficially or has a right to acquire beneficial ownership of any Shares.

                (ii)   PGSA. As of the close of business on August 24, 2000, PGSA did not directly own any Shares. By reason of its relationship to Worms and, through Worms, to PCM, PSI (and therefore PCP), JOL and Shed (and therefore Pilot), PGSA may be deemed to beneficially own the Worms Shares, the PCM Shares, the PSI Shares, the PCP Shares, the JOL Shares and the Pilot Shares. As of the close of business on August 24, 2000, the Worms Shares, the PCM Shares, the PSI Shares, the PCP Shares, the JOL Shares and the Pilot Shares aggregated 2,206,994 Shares which constituted approximately 9.4% of the Outstanding Shares. By reason of their relationship to PGSA, the PGSA Directors also may be deemed to beneficially own the Worms Shares, the PCM Shares, the PSI Shares, the PCP Shares, the JOL Shares and the Pilot Shares. PGSA and the PGSA Directors disclaim beneficial ownership of the Worms Shares, the PCM Shares, the PSI Shares, the PCP Shares, the JOL Shares and the Pilot Shares. Except as indicated in this Item 5 or in Schedule 11 hereto, neither PGSA nor, to the knowledge of PGSA, any of the PGSA Directors with the exception of Souede owns beneficially or has a right to acquire beneficial ownership of any Shares.

                (iii)  Worms. As of the close of business on August 24, 2000, Worms directly owned the Worms Shares, which constituted less than .01% of the Outstanding Shares. By reason of its relationships with PCM, PSI (and therefore PCP), JOL and Shed (and therefore Pilot), Worms may be deemed to beneficially own the PCM Shares, the PSI Shares, the PCP Shares, the JOL Shares and the Pilot Shares. As of the close of business on August 24, 2000, the PCM Shares, the PSI Shares, the PCP Shares, the JOL Shares and the Pilot Shares aggregated 2,187,354 shares which constituted approximately 9.4% of the Outstanding Shares. Worms disclaims beneficial ownership of the PCM Shares, the PSI Shares, the PCP Shares, the JOL Shares and the Pilot Shares. Except as indicated in this Item 5 or in Schedule III hereto, neither Worms nor, to the knowledge of Worms, any of the Worms Executive Officers and Directors with the exception of Souede and DeLitto owns beneficially or has a right to acquire beneficial ownership of any Shares.

                (iv)  PSI. As of the close of business on August 24, 2000, PSI directly owned the PSI Shares, which constituted less than .01% of the Outstanding Shares. Because PSI is the general partner of PCP, PSI may be deemed to share voting and dispositive power with respect to the PCP Shares and, therefore, to beneficially own the PCP Shares. PSI disclaims beneficial ownership of the PCP Shares. Except as indicated in this Item 5 or in Schedule V hereto, neither PSI nor, to the knowledge of PSI, any of the PSI Executive Officers and Directors with the exception of DeLitto and Barrett, owns beneficially or has a right to acquire beneficial ownership of any Shares.

                (v)  PCM. As of the close of business on August 24, 2000, PCM directly owned the PCM Shares, which constituted approximately 2.2% of the Outstanding Shares. Because PCM may be deemed to control PSI, PCM may be deemed to share voting and dispositive power with respect to the PCP Shares and, therefore, to beneficially own the PSI Shares and the PCP Shares. PCM disclaims beneficial ownership of the PSI Shares and the PCP Shares. Except as indicated in this Item 5 or in Schedule IV hereto, neither PCM nor, to the best of the knowledge of PCM, any of the PCM Executive Officers and Directors, with the exception of DeLitto, Souede and Barrett, owns beneficially or has a right to acquire beneficial ownership of any Shares.

                (vi)  PCP. As of the close of business on August 24, 2000, PCP directly owned the PCP Shares, which constituted approximately 3.3% of the Outstanding Shares. Except as indicated in this Item 5, PCP does not own beneficially or have a right to acquire beneficial ownership of any Shares.

                (vii)  JOL. As of the close of business on August 24, 2000, JOL directly owned the JOL Shares, which constituted approximately 2.8% of the Outstanding Shares. Except as indicated in this Item 5, JOL does not own beneficially or have a right to acquire beneficial ownership of any Shares.

                (viii)  Pilot. As of the date of this Statement, Pilot is the direct beneficial owner of 5000 shares of Series A Convertible Preferred Stock. Based on the conversion ratio of 45.45 shares of Common Stock for each share of Series A Convertible Preferred Stock and assuming conversion of all its Series A Convertible Preferred Stock, the Partnership is the direct beneficial owner of 227,273 Shares, or approximately 1% of the Common Stock outstanding on August 24, 2000.

                (ix)  Souede. As of the close of business on August 24, 2000, Souede owned the Souede Shares, which constituted approximately 2.4% of the Outstanding Shares. Because Souede is President, CEO and a director of Worms, Souede may be deemed to beneficially own the Worms Shares and other Shares which may be deemed to be beneficially owned by Worms, namely the PCM Shares, the PCP Shares, the PSI Shares, the JOL Shares and the Pilot Shares. Souede disclaims beneficial ownership of the Worms Shares, the PCM Shares, the PCP Shares, the PSI Shares, the JOL Shares and the Pilot Shares. Souede also disclaims beneficial ownership of the Souede Family Shares. Except as set forth in this Item 5, Souede does not beneficially own or have a right to acquire beneficial ownership of any Shares.

                (x)  DeLitto. As of the close of business on August 24, 2000, DeLitto directly owned the DeLitto Shares, which constituted approximately .5% of the Outstanding Shares. Because of the various positions that DeLitto holds with PCM, PSI and Shed, DeLitto may be deemed to beneficially own Shares which may be deemed to be beneficially owned by such Reporting Persons, namely the PCM Shares, the PCP Shares, the PSI Shares and the Pilot Shares. DeLitto disclaims beneficial ownership of the PCM Shares, the PCP Shares, the PSI Shares and the Pilot Shares. DeLitto shares beneficial ownership of the DeLitto Family Shares with his wife. Except as set forth in this Item 5, DeLitto does not own beneficially or have a right to acquire beneficial ownership of any Shares.

                (xi)  Hodge. As of the close of business on August 24, 2000, Hodge did not directly own any Shares. Because Hodge is investment adviser to JOL, Hodge may be deemed to beneficially own the JOL Shares. Hodge disclaims beneficial ownership of the JOL Shares. Except as set forth in this Item 5, Hodge does not beneficially own or have a right to acquire beneficial ownership of any Shares.

                (xii)  Barrett. As of the close of business on August 24, 2000, Barrett directly owned the Barrett Shares, which constituted less than 0.1% of the Outstanding Shares. Because of the various positions that Barrett holds with PCM and PSI, Barrett may be deemed to beneficially own Shares which may be deemed to be beneficially owned by such Reporting Persons, namely the PCM Shares, the PCP Shares and the PSI Shares. Barrett disclaims beneficial ownership of the PCM Shares, the PCP Shares and the PSI Shares. Except as set forth in this Item 5, Barrett does not own beneficially or have a right to acquire beneficial ownership of any Shares.

          (c) Schedule A hereto describes transactions in the Shares effected during the past sixty (60) days by the Reporting Persons. Except as otherwise disclosed in Schedule A hereto, to the knowledge of the Reporting Persons, none of the Other Persons have effected transactions in the Shares during the past sixty (60) days.

          (d) Except for (i) the Reporting Persons, (ii) the W&C Managing Directors, (iii) the PGSA Directors, (iv) Mr. Souede's wife (with respect to the Souede Family Shares and (v) Mr. DeLitto's wife (with respect to all of the DeLitto Family Shares) and except with respect to any Shares reported in any Schedule hereto as beneficially owned by the Other Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares reported on this Statement.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          By reason of the relationships described in this Statement among the Reporting Persons and between certain of the Reporting Persons and certain of the Other Persons, the Reporting Persons and certain of the Other Persons may from time to time confer with one or more of the other Reporting Persons or Other Persons with respect to the respective investments of the Reporting Persons in the Shares. However, except as described herein under Item 4 and other than the contractual relationships as between PSI and PCP, and the informal advisory arrangement between Hodge and JOL, the Reporting Persons and the Other Persons do not have any written or other contracts, arrangements, understandings or relationships with respect to the Shares or any other securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. A copy of the contract between PSI and PCP was previously filed as Exhibit 9 to Amendment No. 1 to this Schedule 13D and is incorporated herein by reference.

SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2000	/s/Isaac R. Souede , individually and as attorney-in-fact for certain of the other Reporting Persons pursuant to a power of attorney filed as a Exhibit to the Schedule 13D

SCHEDULE I

WORMS & CIE MANAGING DIRECTORS

         1.     Dominique Auburtin

                  Business address:
                       Worms & Cie
                       25, avenue Franklin D. Roosevelt
                       75008 Paris, France
                  Present principal employment:
                       Managing Director, Worms & Cie
                  Citizenship: France

         2.     Ferruccio Luppi

                  Business Address:
                       Worms & Cie
                       25, avenue Franklin D. Roosevelt
                       75008 Paris, France
                  Present principal employment:
                       Managing Director, Worms & Cie
                  Citizenship: Italy

SCHEDULE II

PGSA EXECUTIVE OFFICES & DIRECTORS

         1.     Edmond de La Haye Jousselin

                  Business Address:
                       Permal Group S.A.
                       25, avenue Franklin D. Roosevelt
                       75008 Paris, France
                  Present principal employment:
                       Chairman, Permal Group S.A.
                  Citizenship: France

         2.     Dominique Auburtin

                  Business address:
                       Worms & Cie
                       25, avenue Franklin D. Roosevelt
                       75008 Paris, France
                  Present principal employment:
                       Managing Director, Worms & Cie
                  Citizenship: France

         3.     Ferruccio Luppi

                  Business address:
                       Worms & Cie
                       25, avenue Franklin D. Roosevelt
                       75008 Paris, France
                  Present principal employment:
                       Managing Director, Worms & Cie
                  Citizenship: Italy

         4.     Lawrence C. Salameno

                  Business address:
                       Worms & Co., Inc.
                       900 Third Avenue
                       New York, New York 10022
                  Present principal employment:
                       Executive Vice President and CMO,
                       Worms & Co., Inc.
                  Citizenship: United States
                  Shares beneficially owned at August 24, 2000: 3,000

SCHEDULE III

WORMS EXECUTIVE OFFICERS AND DIRECTORS

         1.     Nicholas Clive Worms

                  Business address:
                       Worms & Cie
                       25, avenue Franklin D. Roosevelt
                       75008 Paris, France
                  Present principal employment:
                       Chairman Worms & Cie
                  Citizenship: France

                  Reporting Person

         2.     Edmond de La Haye Jousselin

                  Business address:
                       Permal Group S.A.
                       25, avenue Franklin D. Roosevelt
                       75008 Paris, France
                  Present principal employment:
                       Chairman, Permal Group S.A.
                  Citizenship: France

         3.     Thomas P. Evans

                  Business address:
                       Worms & Co., Inc.
                       900 Third Avenue
                       New York, New York 10022
                  Present principal employment:
                       Executive Vice President, Worms & Co., Inc.
                  Citizenship: United States

         4.     Lawrence C. Salameno

                  Business address:
                       Worms & Co., Inc.
                       900 Third Avenue
                       New York, New York 10022
                  Present principal employment:
                       Executive Vice President and CMO,
                       Worms & Co., Inc.
                  Citizenship: United States
                  Shares beneficially owned at August 24, 2000: 3,000

SCHEDULE IV

PCM EXECUTIVE OFFICERS AND DIRECTORS

         1.     Paul-Louis Durand-Ruel

                  Address:
                       19, avenue Leopold 11
                       75017 Paris, France
                  Present principal employment:
                       Retired
                  Citizenship: France
                  Shares beneficially owned at August 24, 2000: 15,272

Schedule V

PSI Executive Officers and Directors

         1.     Paul-Louis Durand-Ruel

                  Address:
                       19, avenue Leopold 11
                       75017 Paris, France
                  Present principal employment:
                       Retired
                  Citizenship: France
                  Shares beneficially owned at August 24, 2000: 15,272

SCHEDULE A

Transactions in Securities
In Preceding Sixty Days

The following table sets forth certain information concerning the Shares purchased or sold by or on behalf of the Reporting Persons and Other Persons during the sixty-day period preceding the date of the Thirteenth Amendment to the Schedule 13D, to which this Schedule A is attached. Transactions occurring within the above-mentioned sixty-day period that have been previously reported on the Schedule 13D have been omitted.

                                                       Number of Shares
                                                       Acquired or Sold and
Reporting Person or     Date of        Name of         Acquisition or Sale
Other Person            Transaction    Transaction     Price Per Share
-------------------     -----------    -----------     ---------------------
JOL                     May 5, 2000                    3087 Shares of Series
                                                       A Convertible Preferred
                                                       Stock immediately
                                                       convertible into 140,304
                                                       Shares, $50.00 per Share

EXHIBIT INDEX

Exhibit Number	Description	Sequentially Numbered Page

1*	Joint Reporting Agreement and Power of Attorney with respect to the joint filing of the Schedule 13 D pursuant to Rule 13d- I (f)(1)(iii) promulgated under the Securities Exchange Act of 1934.

2*	Demand Note dated March 30, 1990 given by Souede to Marine.

3*	Bank Account Assignment or Pledge Security Agreement dated March 27, 1991 given by Worms to Marine for the benefit of Souede.

4*	Letters dated August 22, 1986 and August 1, 1987 from Souede to Worms.

5*	Demand Note dated March 30, 1990 given by Augur to Marine.

6*	Bank Account Assignment or Pledge Security Agreement dated March 27, 1991 given by Worms to Marine for the benefit of Augur.

7*	Letter dated August 22, 1986 from Augur to Worms.

8*	Financial Services Agreement dated April 1, 1987 between PSO and Worms Asset Management.

9*

Amended and Restated Agreement of Limited Partnership of PCP dated as of December 15, 1988 among PSI, as general partner, and the limited partners listed from time to time on the books and records of PCP.

10*	Management Agreement dated December 15, 1991 between PMC and PCP.

11*

Amended Joint Reporting Agreement and Power of Attorney with respect to the joint filing of the Statement on Schedule 13D pursuant to Rule 13d-l(f) (1)(iii) promulgated under the Securities Exchange Act of 1934.

12*	Promissory Note dated March 1, 1992 by Thomas M. DeLitto in favor of Worms Asset Management, Inc.

13*	Letter Agreement dated March 3 1, 1992 between Thomas M. DeLitto and Worms Asset Management.

14*	Form of Securities Purchase Agreement between the Company and GECC dated as of August 26, 1996.

15*	Form of Securities Purchase Agreement between the Company and certain other stockholders of the Company dated as of August 26, 1996.

16*	Form of Stockholders Agreement among the Company and GECC and certain other stockholders of the Company dated as of August 26, 1996.

17*	Form of Registration Rights Agreement among the Company and GECC and certain other stockholders of the Company dated as of August 26, 1996.

18*

Joint Reporting Agreement and Power of Attorney with respect to the joint filing of the Statement on Schedule 13D pursuant to Rule 13d-l(f)(1)(iii) promulgated under the Securities and Exchange Act of 1934.

19*	Form of Underwriting Agreement in connection with the public offering of Common Shares completed as of April 3, 1998.

20*

Joint Reporting Agreement and Power of Attorney with respect to the joint filing of the Statement on Schedule 13D pursuant to Rule 13d- I (f)(1)(iii) promulgated under the Securities and Exchange Act of 1934.

21*	Form of Series A Convertible Preferred Stock Securities Purchase Agreement in connection with the private placement of Preferred Stock commenced as of January 11, 2000.

22*	Form of Amended and Restated Stockholders Agreement among the Company and certain other stockholders of the Company dated as of January 11, 2000.

23*	Form of Amended and Restated Registration Rights Agreement among the Company and certain other stockholders of the Company dated as of January 11, 2000.

24**

Joint Reporting Agreement and Power of Attorney with respect to the joint filing of the Statement on Schedule 13D pursuant to Rule l3d-l(f)(l)(iii) promulgated under the Securities and Exchange Act of 1934.

*     Previously filed.

**     Filed herewith.